Mail Stop 4561

April 18, 2007

By U.S. Mail and Facsimile to (202) 362-2902

Mark W. Jaindl
President and Chief Executive Officer
American Bank Incorporated
4029 West Tilghman Street
Allentown, Pennsylvania 18104

**Re: American Bank Incorporated
          Schedule 13E-3 filed March 19, 2007
          File No. 005-80114
          Preliminary Proxy Statement on Schedule 14A
          File No. 000-31246**

Dear Mr. Jaindl:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Cover Page

1.   Mr. Mark W. Jaindl has not been identified as a filing person on Schedule 13E-3 notwithstanding his beneficial ownership of approximately 61% of the outstanding

common stock. Because Mr. Jaindl is an affiliate whose vote determines whether the merger proposal is approved, he is deemed to be engaged in the Rule 13e-3 transaction. Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, the disclosure will need to be revised to include all of the information required by Schedule 13E-3 and its instructions for Mr. Jaindl. The disclosure must include, but is not limited to, his fairness determination required by Item 1014(a) of Regulation M-A, his purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Introduction

2.   Please revise to include Rule 13e-3, instead of "Rule 13E-3," as the correct citation for the federal securities law provision that governs the filing of this transaction statement.

Item 13 - Financial Statements

3.   Because American Bank has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, American Bank must fully comply with Item 1010(c) of Regulation M-A unless it confirms Appendix E to their Schedule 14A will be mailed to security holders. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is otherwise required to be disclosed in the proxy statement. See Instruction 1 to Item 13 of Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

4.   Please revise the proxy statement to clarify that it is in preliminary form.

5.   Throughout the proxy statement, you state that you anticipate that your common stock and new preferred stock will trade on the OTC Bulletin Board after deregistration. Since only securities of reporting companies can trade on the Bulletin Board, it is more likely that these securities may trade on the Pink Sheets. Please revise.

6.   As American Bank is aware based on the disclosure provided under the heading "Special Factors" that appears beginning on page 15 of the proxy statement, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. No legal requirement exists to include a Question and Answer disclosure summary that intercedes between the Summary Term Sheet required by Item 1 of Schedule 13E-3 and corresponding Item 1001 of Regulation M-A and the Special Factors section required by Rule 13e-3. As a direct result of this placement, the

disclosure required by Item 8 of Schedule 13E-3 begins on page 42 of the proxy statement. Please revise the forepart of the document accordingly.

Cover Page

7.   Please revise to limit the cover page to a single page.

8.   Please add a Special Consideration in the forepart of the proxy statement to the effect that securities trade on the Pink Sheets at a discount, which may be significant, and that, as a result, anyone who may sell his shares in the future may be harmed by the transaction.

9.   Please add a Special Consideration to the effect that securities without voting rights trade at a discount to the same securities with voting rights.

Terms Comparison Chart, page 9

10.   We note the statement on page 5 and elsewhere that holders of Series A Preferred stock will have voting rights "as required by law." Please revise the discussion of voting rights throughout the filing to clarify what voting rights are required by law.

Recommendation of the Board, page 10

11.   Please state the board's belief as to fairness of the *Rule 13e-3 transaction* as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the merger.

12.   In the Summary Term Sheet, provide a statement as to all other filing person's belief as to the fairness of the merger to unaffiliated shareholders.

Certain Consequences of the Merger…, page 38

13.   Please provide the information required by Instructions 2 and 3 to Item 1013 of Regulation M-A. In regard to Instruction 2, we note that while your subheading notes benefits and detriments to both affiliated and non-affiliated shareholders, your following discussion does not distinguish the effects of the transactions on these two groups. Please revise accordingly.

14.   We note the disclosure on page 38 regarding termination of reporting obligations. Revise to clarify the company's reporting obligations after the 13E-3 transaction. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

15.   It is confusing to describe as a positive factor of the transaction the retention of rights which securityholders possess before the transaction. Please revise.

16.   The principal negative factor for securityholders getting the new preferred or those keeping the common is that they will likely receive less when they sell their securities, possibly significantly less. Please revise.

Recommendation of our Board of Directors…, page 42

17.   Please disclose what research the board did, if any, about the discounts in the value to be experienced by those who receive the preferred due to the partial loss of voting rights and the Pink Sheets listing. Please compare that with the real (as opposed to the nugatory) "positive factors" in your explanation of why the board determined that the transaction is fair.

18.   Please explain, in reasonable detail, why the board thinks market value is going concern value.

19.   We note the disclosure at page 46 indicates, "The Board believes that the Merger is procedurally fair because after consideration of all aspects of the proposed transaction as described above, all of the directors, including the directors who are not employees of the Company, approved the proposed Merger…" Revise to include an explicit determination of the Board's opinion as to the procedural fairness of the proposed transaction to unaffiliated security holders who will no longer maintain an interest in American Banks and those unaffiliated security holders who will continue to have an interest. Please follow the guidance provided in Q & A Nos. 19 and 21 in Exchange Act Release 17719 (April, 1981).

Recommendation of our Board of Directors…, page 42

20.   We note the statement on page 45 that "certain facts were compelling and discussed at great length." Please revise to clarify the nature of the facts that the board found compelling.

Where you Can find More Information, page 77

21.   Please note that the address of the SEC has changed. The SEC's Public Reference Room is now at 100 F Street, N.E., Washington DC 20549.

Preliminary Proxy Card

22.   Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: John J. Gorman, Esq.
        Luse Gorman Pomerenk & Schick, PC
        5335 Wisconsin Avenue, N.W.
        Suite 400
        Washington, DC 20015